Vintage Wine Trust Inc.
1101 5th Avenue
Suite 310
San Rafael, California 94901
July 22, 2008
VIA EDGAR AND CERTIFIED MAIL
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stacie D. Gorman

Re:	Vintage Wine Trust Inc. Registration Statement on Form S-11 File No. 333–129639 Filed on November 10, 2005
Dear Ms. Gorman:
     On November 10, 2005, Vintage Wine Trust Inc. (the “Company”) filed a registration statement on Form S-11 (file no. 333-129639) (together with all amendments and exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement has been on file with the SEC for more than nine months and has not yet become effective and none of the Company’s common stock was sold or distributed pursuant to the Registration Statement. Accordingly, the SEC notified the Company by letter dated July 17, 2008 that, pursuant to Rule 479 under the Securities Act of 1933, as amended (the “Securities Act”) an order may be entered declaring the Registration Statement abandoned if the Company does not within 30 days (i) file an amendment to the Registration Statement, (ii) file a request for withdrawal of the Registration Statement, or (iii) provide the SEC a satisfactory explanation of why it has not done either (i) or (ii).
     Pursuant to Rule 477 under the Securities Act, the Company hereby requests the withdrawal of the Registration Statement on the grounds that the Company has decided not to pursue the offering to which the Registration Statement relates at this time.
     In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.
     We respectfully request that any questions in connection with this matter be directed to Clifford Chance US LLP, Attention: Andrew S. Epstein, Esq. or Jay L. Bernstein, Esq., 31 West 52nd Street, New York, New York 10019, telephone (212)878-8000, facsimile (212)878-8375.
Very truly yours,
/s/ Joseph W. Ciatti
Joseph W. Ciatti

cc:	Karen J. Garnett Jay L. Bernstein Andrew S. Epstein